February 18, 2026

Kim McManus

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAI”) contained in Post-Effective Amendment No. 277 to the Registration Statement of Russell Investment Company (filed on December 10, 2025)

Dear Ms. McManus:

This letter responds to comments you provided to Jessica Gates and me in a telephonic discussion on January 27, 2026, regarding Post-Effective Amendment No. 277 to the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 10, 2025 (the “RIC Filing”). Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAI unless otherwise indicated.

Comments Applicable to the Prospectuses

1.	Comment:

The “Principal Investment Strategies” section of the Risk/Return Summary section for the Sustainable Aware Equity Fund effective on or about March 24, 2026 describes the use of Morningstar Sustainalytics’ ESG Risk Ratings (“Sustainalytics”) to assess whether Russell Investment Management, LLC considers a security to be “sustainable.” Please summarize the Sustainalytics criteria or methodology in evaluating a company’s environmental, social and governance (“ESG”) risk.

Response:

The Registrant has revised the above-referenced disclosure as follows (new disclosure underlined):

“The Fund has a non-fundamental policy to invest, under normal circumstances, at least 80% of the value of its net assets plus borrowings for investment purposes in equity securities that Russell Investment Management, LLC (“RIM”), the Fund’s adviser, considers to be sustainable. RIM considers an equity security to be sustainable if it has either (i) lower carbon intensity (defined as Scope 1 and 2 emissions / company sales) than the weighted average carbon intensity (“WACI”) of the securities in the MSCI ACWI Index, the Fund’s primary index, or (ii) a Morningstar Sustainalytics ESG Risk Rating of “medium,” “low” or “negligible.” WACI measures a portfolio’s exposure to carbon intensive companies. Morningstar Sustainalytics’ ESG Risk Ratings assess the magnitude of a company’s unmanaged environmental, social and governance (“ESG”) risk, measured through evaluation of a set of material ESG issues based on both the company’s exposure to and management of those issues. The exposure dimension incorporates factors such as a company’s business model (including geographical aspects), financial strength and event history. The management dimension provides granularity to a company’s management strengths and weaknesses and assesses how well a company is managing the ESG risks it is exposed to. The exposure and management dimensions are placed side by side to determine unmanaged ESG risk and companies are assigned to one of five categories of unmanaged ESG risk ranging from negligible to severe.”

2.	Comment:

In the “Principal Investment Strategies” section of the Risk/Return Summary section for the Sustainable Aware Equity Fund effective on or about March 24, 2026, under the sub-heading “Exclusion of companies with significant involvement in certain activities that are considered harmful to the environment and/or society,” please specify the nature of the exposure limits imposed by RIM for purposes of the exclusionary screens.

Response:

The Registrant has revised the above-referenced disclosure as follows (new disclosure underlined):

“RIM excludes the following industries and activities from investment by the Fund: controversial weapons and companies with a significant involvement with oil sands, arctic oil and gas, shale energy, thermal coal, tobacco, gambling, adult entertainment or palm oil. Investments in companies involved in these industries or activities will be excluded where their exposure to the industry or activity exceeds exposure limits determined by RIM. RIM uses data provided by a third-party data provider to assess whether a company’s exposure to an industry or activity is above the designated exposure limits. RIM’s exposure limits are based on the percentage of revenue a company derives from the aforementioned industries and activities, with additional climate transition (i.e., transition to a low carbon emission producing economy) criteria applied to thermal coal.”

3.	Comment:

In the “Principal Investment Strategies” section of the Risk/Return Summary section for the Sustainable Aware Equity Fund effective on or about March 24, 2026, under the sub-heading “The Fund will only invest in companies that follow good governance practices by international standards,” please specify the factors applied in determining whether companies are aligned to the United Nations Global Compact Principles (“UNCG Principles”), including any qualitative or quantitative factors used to determine a company follows good governance practices.

Response:

The Registrant has revised the above-referenced disclosure as follows (new disclosure underlined):

“RIM utilizes the services of a third-party data provider to assist it in identifying companies that are aligned to the United Nations Global Compact Principles (“UNGC Principles”). These companies are deemed by RIM as having good governance practices and therefore investable by the Fund. An assessment of UNGC Principle alignment includes a holistic assessment of core metrics for measuring a company’s governance practices, including company responsibility, labor relations, company management and the severity of impacts on stakeholders and/or the environment. Companies deemed to not be aligned with the UNGC Principles are placed on the Fund’s exclusions list. If a company is identified by the third-party data provider as not being aligned with the UNGC Principles, the company may still be investable by the Fund if RIM determines that it does follow good governance practices despite this UNGC Principle assessment.”

Comments Applicable to the SAI
4.	Comment:

In the “Proxy Voting Policies and Procedures” section of the SAI, please disclose, where appropriate, how the Sustainable Aware Equity Fund will approach ESG proxy voting issues. Alternatively, please explain in correspondence why the Registrant believes such disclosure is not required.

	Response:	Registrant confirms the Fund will follow the proxy voting guidelines already disclosed in the Registration Statement and as such, the Registrant believes that no additional disclosure is required.
5.	Comment:

The “Investment Restrictions” section of the SAI states that the Tax-Managed Real Assets Fund will concentrate in the real assets group of industries. Please clarify with more specificity the circumstances under which the Fund intends to concentrate in any one of the industries in this group. If the Fund intends to retain discretion over whether or not to concentrate in any one of the industries in the group, please clarify supplementally why the primary economic characteristics of the industries are not materially different from each other.

	Response:	The Fund believes that its current concentration policy is appropriate and that no further disclosure is needed. As disclosed in the SAI, the Fund defines the “real assets group of industries” to include investments offering exposure to natural resources, real estate, infrastructure and commodities. These investments share materially similar primary economic characteristics because their value is primarily derived from the ownership, operation, or economic utilization of long-lived physical assets. The revenues and cash flows of companies in these industries are generally asset-based and are influenced by comparable economic drivers, including capital intensity, asset utilization, replacement costs and the pricing of services or outputs associated with those physical assets. As a result, companies in these industries are commonly evaluated using similar valuation methodologies and exhibit similar sensitivities to macroeconomic factors such as inflation, interest rates and changes in real asset values. Accordingly, the primary economic characteristics of these industries are not materially different from one another and the Registrant therefore believes that the Fund’s policy to concentrate in the real assets group of industries collectively, as set forth in the SAI, is appropriate.

Sincerely,
/s/ Jennifer O’Brien

cc:

Mary Beth Albaneze

John V. O’Hanlon

Stephanie Capistron